October 17, 2018

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, Ontario
M5H 3S8

Dear Sirs/Mesdames:

Re: CORDOVACANN CORP. (the "Corporation")
Notice Pursuant to National Instrument 51-102
Change of Auditor (the "Notice")

As required by National Instrument 51-102, we have reviewed the information contained in the Notice, dated October 17, 2018, delivered by the Corporation to ourselves and Marcum LLP, Chartered Professional Accountants.

In reference to the Notice of Change of Auditor, we wish to advise the securities commission that we have read the Notice, and, based on our knowledge as at the time of receipt of the Notice that we agree with the comments within the Notice.

Yours very truly,

MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

cc: Board of Directors of CordovaCann Corp.